Mail Stop 4561

July 9, 2009

Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

> **Re:** **Autodesk, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 20, 2009**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2009**
> **Filed June 3, 2009**
> **File No. 000-14338**

Dear Mr. Bass:

     We have reviewed your response letter dated May 29, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2009.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 31

1.   We note your response to prior comment number 1 indicates that you believe quantitative information related to the sensitivity of your goodwill valuation is not reasonably available and will not provide relevant information to investors. However, we also note your statement that you may record additional goodwill

impairment charges should your revenue and cash flow projections decline significantly in the future, and you recorded additional goodwill impairment charges in the first quarter of fiscal 2010 due to "significant and sustained revenue declines" you are experiencing in all segments and geographies. Limiting your discussion to your revenue and cash flow results, clarify for us how investors should interpret "significant" and "sustained." In general, we are trying to understand the extent and duration of declines in those specific variables that would result in additional impairment and whether such scenarios could be considered reasonably likely. We suggest that you provide us with at least one potential impairment scenario that incorporates revenue and cash flow declines from current levels over some period of time (e.g., revenues and cash flows at X% below current levels for the next X years before a gradual recovery). You should also describe your assessment of the likelihood of such a scenario occurring and whether you believe that you have any obligation to further clarify the general disclosures referred to above and the proposed future disclosures you provided in response to our prior comment.

Form 10-Q for Fiscal Quarter Ended April 30, 2009

Item 1. Financial Statements

Note 2. Recently Issued Accounting Standards, page 6

2.   Please confirm that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. If so, tell us why you did not disclose that you fully adopted SFAS 157 your recent Form 10-Q. Also, tell us how you considered the disclosure requirements of paragraph 33 of SFAS 157. Note that we believe paragraph 33(d) of SFAS 157 is applicable to your interim report by operation of paragraph 39.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Product Return Reserves, page 27

3.   We note your disclosure that actual product returns as a percentage of applicable revenue were 5.3% and 2.2% for the first quarter of fiscal 2010 and 2009, respectively. In addition, you disclosed on page 30 of your Form 10-K that product returns as a percentage of applicable revenue were 5.2% in fiscal 2009, 3.5% in fiscal 2008 and 3.9% in fiscal 2007. Please tell us whether you consider the increase in product returns reserves to be a known trend, event, or uncertainty

which is reasonably likely to have a material effect on your future results of operations or financial position and how you considered discussing this fact in your MD&A pursuant to Item 303(a)(3)(ii) of Regulation S-K. As part of your response, tell us if the increase in actual product returns has had any impact on your revenue recognition.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant